UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Gogo Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

38046C109

(CUSIP Number of Class of Securities)

Marguerite M. Elias

Executive Vice President, General Counsel and Secretary

Gogo Inc.

111 North Canal Street, Suite 1500

Chicago, Illinois 60606

(312) 517-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

Copies to:

Matthew E. Kaplan

Jonathan F. Lewis

Debevoise & Plimpton LLP

919 Third Avenue

New York, New York 10022

Telephone: (212) 909-6000

Fax: (212) 909-6836

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee**
$1,671,385	$217

*

Estimated solely for purposes of calculating the amount of the filing fee. The calculation of the Transaction Valuation assumes that all stock options to purchase shares of the issuer’s common stock that may be eligible for exchange in this offer will be tendered pursuant to this offer. This calculation assumes that options to purchase an aggregate of 7,087,993 shares of the issuer’s common stock, having an aggregate value of $1,671,385 as of May 7, 2020, calculated based on a Black-Scholes option pricing model, will be exchanged or cancelled pursuant to this offer.

**

The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $129.80 per $1,000,000 of the aggregate amount of the Transaction Valuation (or 0.0001298% of the aggregate Transaction Valuation). The Transaction Valuation set forth above was calculated for the sole purpose of determining the filing fee and should not be used for any other purpose.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$217	Filing Party:	Gogo Inc.
Form or Registration No.:	Schedule TO-I	Date Filed:	May 14, 2020

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border third-party Tender Offer)

Introductory Statement

This Amendment No. 1 to the Tender Offer Statement on Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission (the “SEC”) on May 14, 2020, by Gogo Inc., a Delaware corporation (the “Company”), in connection with its offer to exchange eligible stock options for replacement stock options with modified terms, pursuant to the Offer to Exchange Eligible Options for Replacement Options, dated May 14, 2020 (the “Offer to Exchange”). Except as otherwise noted below, no changes have been made to the Schedule TO. This Amendment should be read in conjunction with the Schedule TO and the Offer to Exchange, as the same may be further amended or supplemented hereafter and filed with the SEC.

Item 4.	Terms of the Transaction

Item 4 of the Schedule TO, which incorporates by reference certain information contained in the Offer to Exchange, is hereby amended as follows:

The information set forth in Schedule B of the Offer to Exchange (“Guides for Certain Non-U.S. Tax and Legal Issues”) is hereby incorporated herein by reference.

The information set forth in the Offer to Exchange under “Summary Term Sheet—Questions and Answers” is hereby amended and supplemented by adding the following:

Q31.    Will replacement options issued to employees located outside the U.S. be eligible for special tax treatment under country specific regulations governing such options, for example under the UK Company Share Option Plans scheme?

Replacement Options will be granted subject to the terms and conditions of the 2016 Omnibus Plan and the Form of Stock Option Agreement for Replacement Options. It is our understanding that options granted under this Plan and Agreement do not generally meet the requirements for special tax treatment in certain countries outside the U.S. For example, options granted under the 2016 Omnibus Plan do not meet the requirements of a UK tax-advantaged plan (such as the CSOP) and therefore the Replacement Options would not be eligible for preferential UK tax consequences. For those employees outside the U.S., we suggest seeking counsel from a local, in-country tax authority to determine whether the Replacement Options qualify for special or preferential tax treatment in that particular jurisdiction.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Gogo Inc.

By:	/s/ Marguerite M. Elias
Marguerite M. Elias
Executive Vice President and General Counsel

Dated: May 29, 2020

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